1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	February 9, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC January 2021 Revenue Report

Hsinchu, Taiwan, R.O.C. –Feb. 9, 2021 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for January 2021: On a consolidated basis, revenues for January 2021 were approximately NT$126.75 billion, an increase of 8.0 percent from December 2020 and an increase of 22.2 percent from January 2020.

TSMC January Revenue Report (Consolidated):

(Unit:NT$ million)
Period	January 2021	December 2020	M-o-M Increase (Decrease) %	January 2020	Y-o-Y Increase (Decrease) %
Net Revenues	126,749	117,365	8.0	103,683	22.2

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2021.

1.	Sales volume (in NT$ thousands)
	Period	Items	2021	2020
	Jan.	Net sales	126,749,152	103,683,135

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		63,187,140	20,824,320
	TSMC Global**		380,383,802	86,896,100
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		446,840,257	2,332,552
	TSMC**		446,840,257	84,093,000
	TSMC Japan Ltd.***		178,736,103	354,948

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	155,051,049
	Mark to Market Profit/Loss	694,376
	Unrealized Profit/Loss	(1,337,151)
Expired Contracts	Notional Amount	61,421,935
	Realized Profit/Loss	260,302
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	23,029,825
	Mark to Market Profit/Loss	38,557
	Unrealized Profit/Loss	(48,430)
Expired Contracts	Notional Amount	21,267,944
	Realized Profit/Loss	339,722
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	12,331,465
	Mark to Market Profit/Loss	23,788
	Unrealized Profit/Loss	(13,620)
Expired Contracts	Notional Amount	9,613,389
	Realized Profit/Loss	150,025
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	4,124,323
	Mark to Market Profit/Loss	(17,266)
	Unrealized Profit/Loss	(18,410)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	1,144
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(36,496)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,554,331
	Mark to Market Profit/Loss	4,302
	Unrealized Profit/Loss	5,417
Expired Contracts	Notional Amount	277,507
	Realized Profit/Loss	(634)
Equity price linked product (Y/N)		N